Philips CEO updates market on implementation of strategy to become the leading company in health and well-being

June 10, 2010

Surrey, United Kingdom – Today, Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation to investors and financial analysts at the JP Morgan Cazenove Capital Goods CEO Conference in Surrey, United Kingdom.
In his presentation, Mr. Kleisterlee will give an update on the implementation of Philips’ strategy to become the leading company in health and well-being and will discuss the robust longer-term prospects of Philips’ globally leading businesses.
He will also provide an update on how Philips‘ strong fundamentals, sound strategy and ability to adapt swiftly to changing market circumstances have resulted in four consecutive quarters of improved earnings, making the company increasingly confident that it can deliver an adjusted EBITA profitability of 10% as early as 2010.

The presentation starts at 09.15 AM local time (or 10.15 CET). The slides that will be used during this presentation will be made available via this link.

For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.